[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 25, 2016

BY HAND AND BY EDGAR

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BeyondSpring Inc.
Draft Registration Statement on Form F-1
Submitted September 19, 2016
CIK No. 0001677940

Dear Ms. Hayes:

On behalf of BeyondSpring Inc., a Cayman Islands company (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 29, 2016 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Suzanne Hayes Securities and Exchange Commission October 25, 2016 Page 2

Prospectus Summary

Strategy, page 3

1.	We note your response to our prior comment 2. We also note your disclosure on page 3 that “[m]ultiple US-based Phase 1/2 trials of Plinabulin in combination with nivolumab, are in various stages of regulatory approval with initial dosing anticipated in the second half of 2016.” As such, it does not appear that you have initiated a Phase 1 clinical trial for Plinabulin in combination with nivolumab, as your table of your pipeline product candidates on pages 4 and 91 suggest. Please revise your table of your pipeline product candidates to reflect the actual, and not the anticipated, status of Plinabulin in combination with nivolumab as of the latest practicable date.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that, in September 2016, the University of California, San Diego (“UCSD”), enrolled the first patient in the Phase 1b/2 trial of Plinabulin in combination with nivolumab for the treatment of metastatic NSCLC. As a result, the table of our pipeline product candidates on pages 4 and 88 of the Revised Registration Statement, which indicates the initiation of a Phase 1 clinical trial for Plinabulin in combination with nivolumab, accurately reflects the actual status of the clinical trial of this product candidate. The Company has updated its disclosure in the Revised Registration Statement to reflect this recent development.

Use of Proceeds, page 68

2.	We note your response to our prior comment 6. Please clarify whether you believe the proceeds from this offering will allow you to fund the clinical development of Plinabulin in NSCLC patients with KRAS mutations through completion of all required clinical trials. Additionally, please disclose the anticipated stage of development that you estimate the proceeds from this offering will allow you to reach with respect to clinical development of BPI-002 and BPI-003.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 65 of the Revised Registration Statement to disclose that we expect the offering proceeds will allow us to support a Phase 2 trial of NSCLC patients with KRAS mutations. With respect to the clinical development cost of BPI-002 and BPI-003, we expect the offering proceeds will allow us to cover the costs associated with an IND submission for these two product candidates.

Suzanne Hayes Securities and Exchange Commission October 25, 2016 Page 3

Business

Immuno-oncology, page 89

3.	We note your disclosure that UCSD and the Fred Hutchinson Center, together with the University of Washington, plan to launch investigator-initiated Phase 1/2 trials of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed one or more previous therapies. We also note your disclosure that UCSD’s IND for the Phase 1/2 clinical trials went into effect in June 2016. To the extent that you are party to any agreements governing the rights to the research, please disclose the material terms of such agreements. Please also file such agreements as exhibits to the registration statement. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreements.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 97 and 98 of the Revised Registration Statement to include the material terms of the Investigator-Initiated Clinical Trial Agreement (the “UCSD Agreement”) between the Company and UCSD, governing the Phase 1 study of Plinabulin in combination with nivolumab in patients with metastatic NSCLC, dated August 15, 2016. The Company has also included the material terms of the Clinical Study Agreement (the “UW Agreement”) between the Company and The University of Washington governing the Phase 1/2 study of Plinabulin in combination with nivolumab in patients with metastatic NSCLC, dated October 5, 2016. There are no other agreements to which the Company is a party governing the investigator-initiated Phase 1/2 trials of Plinabulin in combination with nivolumab in patients with advanced NSCLC.

The Company respectfully advises the Staff that it is not substantially dependent on the UCSD Agreement or the UW Agreement. These agreements are of a type regularly entered into by companies in the biotechnology and pharmaceutical industries, including the Company. Since our inception, we have been routinely seeking collaboration and similar arrangements with third-party research institutions for the research and development of product candidates. The payment obligations under the UCSD Agreement for the next three years in total account for less than 5% of our consolidated operating expenses for the year ended December 31, 2015. The maximum payment obligations during the term of the UW Agreement account for approximately 10% of our consolidated operating expenses for the year ended December 31, 2015. As a result, the UCSD Agreement and the UW Agreement are deemed to have been made in the ordinary course of business. In addition, neither the UCSD Agreement nor the UW Agreement falls under Item 601(b)(10)(ii)(B) of Regulation S-K as in the case of any license or other agreement to use a patent, formula or trade secret upon which the Company’s business depends to a material extent. The Company had already filed a Patent Cooperation Treaty, or PCT, patent application directed to the use of Plinabulin in combination with checkpoint inhibitors, which includes nivolumab, before the UCSD Agreement or the UW Agreement was entered into. In addition to Plinabulin in combination with nivolumab in patients with metastatic NSCLC, the Company is also actively advancing four other clinical trials of Plinabulin for different indications, including one Phase 2/3 trial and one Phase 3 trial. Also, neither agreement restricts the Company’s ability to engage other research institutions to conduct the research of Plinabulin in combination with nivolumab to the extent necessary and the Company believes such opportunities are readily available.

Suzanne Hayes Securities and Exchange Commission October 25, 2016 Page 4

Because the Company is not “substantially dependent” on either the UCSD Agreement or the UW Agreement, and neither qualifies under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K, they are not required to be filed as exhibits to the Revised Registration Statement.

Item 7. Recent Sales of Unregistered Securities

4.	We note your response to our prior comment 20 regarding the exemption from registration claimed and the facts relied upon to make the exemption available. Please revise your disclosure in this section to briefly state the facts relied upon to make the exemption available for each of the unregistered sales listed. Please refer to Item 701(d) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page II-1 of the Revised Registration Statement to include the requested disclosures.

The Company respectfully advises the Staff that, as an update to the Company’s response to Comment No. 21 contained in the Staff’s letter dated July 29, 2016, in which the Company noted that there has been no written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act, subsequent to submitting the Company’s response to Comment No. 21, the Company did use a slide presentation in meetings with potential investors in reliance upon Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such written communication on a supplemental basis.

Very truly yours,
/s/ Andrea L. Nicolas, Esq.

cc:	Christina M. Thomas
Vanessa Robertson
Angela Connell
Irene Paik
Christina Thomas
Securities and Exchange Commission

Richard Brand
BeyondSpring Inc.
28 Liberty Street, 39th Floor

Edwin O’Connor
Goodwin Procter LLP